UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: July 23, 2009
Commission file number 1- 32479
TEEKAY LNG PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
4th Floor
Belvedere Building
69 Pitts Bay Road
Hamilton, HM08 Bermuda
(Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐	No ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐	No ☑
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Item 1 — Information Contained in this Form 6-K Report
Attached as Exhibit I is a copy of an announcement of Teekay LNG Partners L.P. dated July 23, 2009.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.
Date: July 23, 2009	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY LNG PARTNERS L.P. 4th Floor, Belvedere Building, 69 Pitts Bay Road Hamilton, HM 08, Bermuda
EARNINGS RELEASE
TEEKAY LNG PARTNERS
DECLARES SECOND QUARTER DISTRIBUTION AND
REPORTS FIRST QUARTER RESULTS
Highlights
▪	Generated distributable cash flow of $27.6 million in the first quarter of 2009, up over 26% from the first quarter of 2008.

▪	Declared cash a distribution of $0.57 per unit for the second quarter of 2009, unchanged from the previous quarter.

▪	Completed follow-on public equity offering of 4.0 million common units in March 2009.

▪	First of five Skaugen LPG carriers delivered in April 2009.
Hamilton, Bermuda, July 23, 2009 — Teekay GP LLC, the general partner of Teekay LNG Partners L.P. (Teekay LNG or the Partnership) (NYSE: TGP) today declared a cash distribution of $0.57 per unit ($2.28 per unit on an annualized basis) for the quarter ended June 30, 2009. The cash distribution is payable on August 14, 2009 to all unit holders of record on July 29, 2009.
The Partnership also reported today its results for the quarter ended March 31, 2009. During the first quarter of 2009, the Partnership generated distributable cash flow(1) of $27.6 million, compared to $21.9 million in the same quarter of the previous year. The increase was mainly as a result of the acquisition of the two Kenai and the four RasGas 3 LNG carriers during the second and third quarters of 2008. On May 4, 2009, the Partnership declared a cash distribution of $0.57 per unit for the quarter ended March 31, 2009. The cash distribution was paid on May 15, 2009 to all unitholders of record on May 8, 2009.
“Results for the first quarter of 2009 were in-line with our expectations,” commented Peter Evensen, Chief Executive Officer of Teekay GP LLC. “Our diversified portfolio of fixed-rate long-term contracts, strong liquidity position, and fully-financed newbuilding program support the stability of the Partnership’s distributable cash flows.” Mr. Evensen added, “Through 2011, our committed newbuildings will provide incremental distributable cash flow to support future distribution increases.”
Teekay LNG’s Fleet
In April 2009, the Partnership took delivery of the first of five Skaugen LPG/Multigas vessels, which commenced a 15-year fixed-rate charter concurrently.
The following table summarizes the Partnership’s fleet as of July 1, 2009:

	Number of Vessels
	Delivered	Committed
	Vessels	Vessels	Total

LNG Carrier Fleet*	13	2	15
LPG Carrier Fleet	2	4 **	6
Suezmax Tanker Fleet	8	—	8

Total	23	6	29

*	Excludes Teekay’s 33 percent interest in the four Angola LNG newbuildings, as described below.

**	Represents the four Skaugen LPG carriers currently under construction, as described below.

(1)	Distributable cash flow is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please see Appendix B for a reconciliation of this non-GAAP measure to the most directly comparable GAAP financial measure.
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Future LNG/LPG Projects
Below is a summary of LNG and LPG newbuildings that the Partnership has agreed to, or has the right to, acquire:
Tangguh LNG
The Partnership has agreed to acquire Teekay Corporation’s (Teekay’s) 70 percent interest in two 155,000 cubic meter newbuilding LNG carriers and expects the purchase to be completed during third quarter of 2009. The Tangguh vessels will provide transportation services to The Tangguh Production Sharing Contractors, a consortium led by a subsidiary of BP plc, to service the Tangguh LNG project in Indonesia. The vessels have been chartered at fixed rates, with inflation adjustments, for a period of 20 years. An Indonesian joint venture partner owns the remaining 30 percent interest in these vessels.
Skaugen LPG
The Partnership has agreed to acquire a total of five LPG carriers from subsidiaries of IM Skaugen ASA (Skaugen), four of which are currently under construction and will be purchased upon their deliveries from the shipyard or from Teekay Corporation scheduled in 2009 and 2010. Upon their delivery, the vessels will commence service under 15-year fixed-rate charters to Skaugen. The first of the five vessels was delivered in April 2009.
Angola LNG
As previously announced, a consortium in which Teekay has a 33 percent interest, has agreed to charter four newbuilding LNG carriers for a period of 20 years to the Angola LNG Project, which is being developed by subsidiaries of Chevron, Sonangol, BP, Total and ENI. The vessels will be chartered at fixed rates, with inflation adjustments, following their deliveries, which are scheduled to commence in 2011. In accordance with an agreement between Teekay and Teekay LNG, Teekay is obligated to offer the Partnership its interest in these vessels and related charter contracts no later than 180 days before delivery of the first of these newbuilding LNG carriers.
Financial Summary
The Partnership reported adjusted net income(1) (as detailed in Appendix A to this release) of $16.1 million for the quarter ended March 31, 2009, compared to adjusted net income of $11.6 million for the same period of the prior year. Adjusted net income excludes a number of specific items which had the net effect of increasing net income by $5.9 million and decreasing net income by $54.7 million for the three months ended March 31, 2009 and 2008, respectively, as detailed in Appendix A. Including these items, the Partnership reported net income attributable to the Partners, on a GAAP basis(2), of $22.0 million and a net loss attributable to the partners, on a GAAP basis(2), of $43.1 million for the three months ended March 31, 2009 and 2008, respectively.
For accounting purposes, the Partnership is required to recognize the changes in the fair value of its derivative instruments on the statements of income (loss). This method of accounting does not affect the Partnership’s cash flows or the calculation of distributable cash flow, but results in the recognition of unrealized gains or losses on the statements of income (loss).
The Partnership’s financial statements for the prior periods include historical results of vessels acquired by the Partnership from Teekay, referred to herein as the Dropdown Predecessor, for the period when these vessels were owned and operated by Teekay.

(1)	Adjusted net income is a non-GAAP financial measure. Please refer to Appendix A to this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under GAAP and information about specific items affecting net income (loss) which are typically excluded by securities analysts in their published estimates of the Partnership’s financial results.

(2)	Commencing in 2009, and applied retroactively, in accordance with SFAS 160, the Partnership’s GAAP net income (loss) is presented before non-controlling interest on the Statements of Income (Loss). Net income (loss) attributable to the Partners represents net income (loss) attributable to the limited partners and general partner of Teekay LNG.
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Operating Results
The following table highlights certain financial information for Teekay LNG’s segments: the liquefied gas segment and the Suezmax tanker segment (please refer to the “Teekay LNG’s Fleet” section of this release above and Appendix C for further details).

	Three Months Ended			Three Months Ended
	March 31, 2009			March 31, 2008
		(unaudited)			(unaudited)

	Liquefied	Suezmax		Liquefied	Suezmax
	Gas	Tanker		Gas	Tanker
(in thousands of U.S. dollars)	Segment	Segment	Total	Segment	Segment	Total

Net voyage revenues(1),(3)	57,290	17,865	75,155	55,982	19,915	75,897

Vessel operating expenses	12,589	6,152	18,741	11,769	6,638	18,407
Depreciation and amortization	14,478	4,848	19,326	14,196	4,594	18,790

Cash flow from vessel operations(2)	40,005	9,208	49,213	35,083	11,284	46,367

(1)	Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership’s web site at www.teekaylng.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

(2)	Cash flow from vessel operations represents income from vessel operations before depreciation and amortization expense, excluding the cash flow from vessel operations relating to the Partnership’s Variable Interest Entities and Dropdown Predecessors. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership’s web site at www.teekaylng.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

(3)	Commencing in the three months ended March 31, 2009, and applied retroactively, the gains and losses related to derivative instruments that are not designated as hedges for accounting purposes have been reclassified to a separate line item in the statements of income (loss) and are no longer included in the amounts above.
Liquefied Gas Segment
Cash flow from vessel operations from the Partnership’s liquefied gas segment increased to $40.0 million in the first quarter of 2009 from $35.1 million in the same quarter of the prior year, primarily due to the acquisition of the two Kenai LNG carriers from Teekay in April 2008 and the unscheduled offhire of the Cataluyna Spirit in the first quarter of 2008.
Suezmax Tanker Segment
Cash flow from vessel operations from the Partnership’s Suezmax tanker segment decreased to $9.2 million for the first quarter of 2009 from $11.3 million in the same quarter of the prior year. This is primarily due to restructuring costs incurred to move certain ship management functions from the Partnership’s Spain office to a subsidiary of Teekay, and a reduction in revenue relating to a decrease in LIBOR, which affected the daily charter rates that are adjusted for changes in LIBOR under the time-charter contracts for five Suezmax tankers. Under the terms of the capital leases relating to these vessels, there was a corresponding decrease in the Partnership’s lease payments, which is reflected as a decrease to interest expense. Accordingly, these and future interest rate adjustments do not impact the Partnerships’ current or future cash flows or net income.
Follow-on Equity Offering and Liquidity
On March 30, 2009, Teekay LNG completed a follow-on equity offering for 4.0 million common units, generating gross proceeds of $70.4 million. Proceeds, after offering expenses and underwriter commissions, were used to repay amounts drawn under the Partnership’s revolving credit facilities.
As of March 31, 2009, the Partnership had total liquidity of $567.2 million, comprised of $201.0 million in cash and cash equivalents (of which $44.7 million is only available to the Tangguh joint venture) and $366.3 million in undrawn medium-term revolving credit facilities.
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About Teekay LNG Partners L.P.
Teekay LNG Partners L.P. is a publicly-traded master limited partnership formed by Teekay Corporation (NYSE: TK) as part of its strategy to expand its operations in the LNG and LPG shipping sectors. Teekay LNG Partners L.P. provides LNG, LPG and crude oil marine transportation services under long-term, fixed-rate time-charter contracts with major energy and utility companies through its fleet of fifteen LNG carriers, six LPG carriers and eight Suezmax class crude oil tankers. Two of the fifteen LNG carriers are expected to be acquired by the Partnership during the third quarter of 2009. Four of the six LPG carriers are newbuildings scheduled for delivery in late-2009 and 2010.
Teekay LNG Partners’ common units trade on the New York Stock Exchange under the symbol “TGP”.
For Investor Relations enquiries contact:
Kent Alekson
Tel: +1 (604) 609-6442
For Media enquiries contact:
Alana Duffy
Tel: +1 (604) 844-6605
Web site: www.teekaylng.com
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TEEKAY LNG PARTNERS L.P.
SUMMARY CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in thousands of U.S. dollars, except unit data)

		Three Months Ended
	March 31,	December 31,	March 31,
	2009	2008	2008
	(unaudited)	(unaudited)	(unaudited)

VOYAGE REVENUES	75,673	88,993	76,305

OPERATING EXPENSES
Voyage expenses	518	1,581	408
Vessel operating expenses	18,741	20,414	18,407
Depreciation and amortization	19,326	20,113	18,790
General and administrative	3,555	5,834	4,455
Restructuring charge (1)	1,951	—	—

	44,091	47,942	42,060

Income from vessel operations	31,582	41,051	34,245

OTHER ITEMS
Interest expense	(17,119)	(37,092)	(37,214)
Interest income	3,975	18,647	16,072
Realized and unrealized loss on derivative instruments (2)	(16,236)	(73,944)	(44,296)
Income tax recovery (expense)	250	(453)	(80)
Foreign exchange gain (loss) (3)	20,428	3,597	(33,891)
Equity income (loss) (4)	3,873	1,549	(64)
Other — net	(81)	287	(1)

Net income (loss)	26,672	(46,358)	(65,229)

Net income (loss) attributable to:
Non-controlling interest (5)	4,691	(30,463)	(23,006)
Dropdown Predecessor	—	—	894
Partners	21,981	(15,895)	(43,117)

Limited partners’ units outstanding:
Weighted-average number of common units outstanding — Basic and diluted	33,382,764	33,338,320	22,540,547
Weighted-average number of subordinated units outstanding — Basic and diluted	11,050,929	11,050,929	14,734,572
Weighted-average number of total units outstanding — Basic and diluted	44,433,693	44,389,249	37,275,119

(1)	The total estimated cost to be incurred in connection with the Partnership’s restructuring plan to move certain ship management functions from the Partnership’s office in Spain to a subsidiary of Teekay is approximately $3 million of which $2.0 million was incurred for the three months ended March 31, 2009. The remaining $1.0 million is expected to be incurred during the remainder of the year.

(2)	Commencing in the three months ended March 31, 2009, and applied retroactively, the realized and unrealized gains and losses related to derivative instruments that are not designated as hedges for accounting purposes have been reclassified to a separate line item in the statements of income (loss). The realized gains (losses) relate to the amounts the Partnership actually paid to settle such derivative instruments and the unrealized gains (losses) relate to the change in fair value of such derivative instruments as detailed in the table below.

	Three Months Ended,
	March 31,	December 31,	March 31,
	2009	2008	2008
Realized (losses) relating to:
Interest rate swaps	(5,900)	(2,009)	(501)
Toledo Spirit time-charter derivative contract	—	(8,620)	—

	(5,900)	(10,629)	(501)

Unrealized gains (losses) relating to:
Interest rate swaps	(15,414)	(72,590)	(41,101)
Toledo Spirit time-charter derivative contract	5,078	9,275	(2,694)

	(10,336)	(63,315)	(43,795)

Total realized and unrealized (losses) on derivative instruments	(16,236)	(73,944)	(44,296)

(3)	The Partnership’s Euro-denominated revenues currently approximate its Euro-denominated expenses and debt service costs. As a result, the Partnership currently is not exposed materially to foreign currency fluctuations. However, for accounting purposes, the Partnership is required to revalue all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period. This revaluation does not affect the Partnership’s cash flows or the calculation of distributable cash flow, but results in the recognition of unrealized foreign currency translation gains or losses in the statements of income (loss).

(4)	Equity income (loss) includes unrealized gains on derivative instruments of $2.8 million, nil and nil for the three months ended March 31, 2009, December 31, 2008 and March 31, 2008, respectively.

(5)	Commencing in 2009, and applied retroactively in accordance with SFAS 160, net income (loss) is shown before non-controlling interest.
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TEEKAY LNG PARTNERS L.P.
SUMMARY CONSOLIDATED BALANCE SHEETS (1)
(in thousands of U.S. dollars)

	As at March 31, 2009	As at December 31, 2008
	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	200,960	117,641
Restricted cash — current	28,671	28,384
Other current assets	16,348	18,388
Advances to affiliates	9,980	9,583
Restricted cash — long-term	603,544	614,565
Vessels and equipment	1,989,536	2,007,321
Advances on newbuilding contracts	54,871	200,557
Net investment in direct financing lease	204,292	—
Derivative assets	121,318	167,326
Investment in and advances to joint venture	68,167	64,382
Other assets	26,300	27,266
Intangible assets	139,522	141,805
Goodwill	35,631	35,631

Total Assets	3,499,140	3,432,849

LIABILITIES AND EQUITY
Accounts payable, accrued liabilities and unearned revenue	46,593	44,614
Current portion of long-term debt and capital leases	183,023	184,971
Current portion of long-term debt related to vessels to be delivered to the Partnership (2)	19,143	39,446
Advances from affiliates and joint venture partners	93,904	74,300
Long-term debt and capital leases	1,666,449	1,699,231
Long-term debt related to vessels to be delivered to the Partnership (2)	331,288	276,304
Derivative liabilities	224,929	260,602
Other long-term liabilities	56,591	44,668
Equity
Non-controlling interest (3)	7,553	2,862
Partners’ equity	869,667	805,851

Total Liabilities and Total Equity	3,499,140	3,432,849

(1)	Due to the Partnership’s agreement to acquire Teekay’s 70 percent interest in the Tangguh LNG Project, it is required to consolidate Tangguh under U.S. generally accepted accounting principles. Due to the Partnership’s acquisition of a 40 percent interest in the four RasGas 3 LNG carriers on May 6, 2008, it is required to equity account for its investment in the RasGas 3 joint venture under U.S. generally accepted accounting principles.

(2)	As at March 31, 2009, includes the debt associated with the Tangguh LNG Carriers, which the Partnership had not yet acquired from Teekay.

(3)	Non-controlling interest includes 100 percent of the equity interest in the Tangguh project as the Partnership had not yet acquired the interest in the Tangguh project and is consolidating the Tangguh project as described in note (1) above and the 30 percent portion of Teekay Nakilat (RasGasII Project) which the Partnership does not own.
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TEEKAY LNG PARTNERS L.P.
SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Three Months Ended March 31,
	2009	2008
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES

Net operating cash flow	54,061	35,528

FINANCING ACTIVITIES
Proceeds from long-term debt	85,695	78,642
Debt issuance costs	—	(1,083)
Scheduled repayments of long-term debt	(31,897)	(9,154)
Prepayments of long-term debt	(25,000)	—
Scheduled repayments of capital lease and other long-term liabilities	(2,347)	(2,241)
Proceeds from follow-on equity offering	68,532	—
Advances to and from affiliates	19,207	(2,069)
Prepayment of advances from affiliates	—	578
Decrease in restricted cash	628	942
Cash distributions paid	(26,789)	(20,552)
Equity distribution from Teekay Corporation	—	3,281

Net financing cash flow	88,029	48,344

INVESTING ACTIVITIES
Receipts from direct financing lease	1,341	—
Advances to joint venture	(1,210)	(3,085)
Expenditures for vessels and equipment	(58,902)	(78,085)

Net investing cash flow	(58,771)	(81,170)

Increase in cash and cash equivalents	83,319	2,702
Cash and cash equivalents, beginning of the period	117,641	91,891

Cash and cash equivalents, end of the period	200,960	94,593

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TEEKAY LNG PARTNERS L.P.
APPENDIX A — SPECIFIC ITEMS AFFECTING NET INCOME
(in thousands of U.S. dollars, except per share data)
Set forth below is a reconciliation of the Partnership’s unaudited adjusted net income, a non-GAAP financial measure, to net income (loss) as determined in accordance with GAAP, adjusted for some of the significant items of income and expense that affected the Partnership’s net income (loss) for the three months ended March 31, 2009 and 2008, all of which items are typically excluded by securities analysts in their published estimates of the Partnership’s financial results:

	Three Months Ended	Three Months Ended
	March 31, 2009	March 31, 2008
	(unaudited)	(unaudited)

Net income (loss) — GAAP basis	26,672	(65,229)
Less:
Net (income) loss attributable to non-controlling interest	(4,691)	23,006
Net (income) loss attributable to Dropdown Predecessor	—	(894)

Net income (loss) attributable to the partners	21,981	(43,117)
Add (subtract) specific items affecting net income (loss):
Foreign currency exchange (gains) losses (1)	(20,428)	33,891
Unrealized losses from derivative instruments (2)	10,336	43,792
Unrealized gains from derivative instruments from equity accounted investees (2)	(2,806)	—
Restructuring charge (3)	1,951	—
Non-controlling interests’ share of items above	5,082	(23,004)

Total adjustments	(5,865)	54,679

Adjusted net income	16,116	11,562

(1)	Foreign currency exchange gains and losses primarily relate to the revaluation of the Partnership’s debt denominated in Euros.

(2)	Reflects the unrealized gain or loss due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes.

(3)	Restructuring charges were incurred in connection with the Partnership’s restructuring plan to move certain ship management functions from the Partnership’s office in Spain to a subsidiary of Teekay.
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TEEKAY LNG PARTNERS L.P.
APPENDIX B — RECONCILIATION OF NON-GAAP FINANCIAL MEASURE
(in thousands of U.S. dollars)
Description of Non-GAAP Financial Measure — Distributable Cash Flow (DCF)
Distributable cash flow represents net income (loss) adjusted for depreciation and amortization expense, non-cash items, estimated maintenance capital expenditures, gains and losses on vessel sales, unrealized gains and losses from derivatives, income taxes and foreign exchange related items. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by the Partnership’s capital assets. Distributable cash flow is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Distributable cash flow is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income (loss) or any other indicator of the Partnership’s performance required by accounting principles generally accepted in the United States. The table below reconciles distributable cash flow to net income (loss).

Three Months Ended
March 31, 2009
(unaudited)

Net income	26,672
Add:
Depreciation and amortization	19,326
Unrealized gains and losses from derivatives and other non-cash items	12,604
Partnership’s share of RasGas 3 DCF before estimated maintenance capital expenditures	4,145
Less:
Income tax recovery	(250)
Estimated maintenance capital expenditures	(8,789)
Equity income of RasGas 3 joint venture	(3,873)
Foreign exchange gain	(20,428)

Distributable Cash Flow before Non-controlling interest	29,407

Non-controlling interests’ share of DCF before estimated maintenance capital expenditures	(1,807)

Distributable Cash Flow	27,600

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TEEKAY LNG PARTNERS L.P.
APPENDIX C — SUPPLEMENTAL SEGMENT INFORMATION
(in thousands of U.S. dollars)

	Three Months Ended March 31, 2009
		(unaudited)
	Liquefied	Suezmax Tanker
	Gas Segment	Segment	Total

Net voyage revenues (1) (2)	57,290	17,865	75,155
Vessel operating expenses	12,589	6,152	18,741
Depreciation and amortization	14,478	4,848	19,326
General and administrative	2,134	1,421	3,555
Restructuring charge	867	1,084	1,951

Income from vessel operations	27,222	4,360	31,582

	Three Months Ended March 31, 2009
		(unaudited)
	Liquefied	Suezmax Tanker
	Gas Segment	Segment (2)	Total

Net voyage revenues (1) (2)	55,982	19,915	75,897
Vessel operating expenses	11,769	6,638	18,407
Depreciation and amortization	14,196	4,594	18,790
General and administrative	2,462	1,993	4,455

Income from vessel operations	27,555	6,690	34,245

(1)	Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership’s web site at www.teekaylng.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

(2)	Commencing in the three months ended March 31, 2009, and applied retroactively, the gains and losses related to derivative instruments that are not designated as hedges for accounting purposes have been reclassified to a separate line item in the statements of income (loss) and are no longer included in the amounts above.
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FORWARD LOOKING STATEMENTS
This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the Partnership’s future growth prospects; Teekay Corporation offering its interest in the Angola LNG Project vessels to the Partnership; the timing of LNG and LPG newbuilding deliveries and incremental cash flows relating to such newbuildings; the stability of the Partnership’s distributable cash flows; and potential future cash distribution increases. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: the unit price of equity offerings to finance acquisitions; changes in production of LNG or LPG, either generally or in particular regions; required approvals by the conflicts committee of the board of directors of the Partnership’s general partner to acquire any LNG projects offered to the Partnership by Teekay Corporation; less than anticipated revenues or higher than anticipated costs or capital requirements; changes in trading patterns significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of long-term contracts and inability of the Partnership to renew or replace long-term contracts; LNG and LPG project delays, shipyard production delays; the Partnership’s ability to raise financing to purchase additional vessels or to pursue LNG or LPG projects; changes to the amount or proportion of revenues, expenses, or debt service costs denominated in foreign currencies; and other factors discussed in Teekay LNG Partners’ filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2008. The Partnership expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.
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